Exhibit 99.H8

ACCOUNTING AND BLUE SKY SERVICES AGREEMENT

THIS AGREEMENT is made as of February 11, 2008 by and between PFPC Inc., a Massachusetts corporation (“PFPC”), and PNC Funds, Inc., a Maryland corporation (the “Fund”).

W I T N E S S E T H :

WHEREAS, the Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Fund wishes to retain PFPC to provide accounting and blue sky services to its investment portfolios listed on Exhibit A attached hereto and made a part hereof, as such Exhibit A may be amended from time to time (each a “Portfolio”), and PFPC wishes to furnish such services.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby the parties hereto agree as follows:

1.	Definitions. As used in this Agreement:

(a)	“1933 Act” means the Securities Act of 1933, as amended.

(b)	“1934 Act” means the Securities Exchange Act of 1934, as amended.

(c)	“Authorized Person” means any officer of the Fund and any other person duly authorized by the Fund’s Board of Directors to give Oral Instructions or Written Instructions on behalf of the Fund. An Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto.

(d)	“Oral Instructions” mean oral instructions received by PFPC from an Authorized Person or from a person reasonably believed by PFPC to be an Authorized Person. PFPC may, in its sole discretion in each separate instance, consider and rely upon instructions it receives from an Authorized Person via electronic mail as Oral Instructions.

(e)	“SEC” means the Securities and Exchange Commission.

(f)	“Securities Laws” means the 1933 Act, the 1934 Act and the 1940 Act.

(g)	“Shares” means the shares of beneficial interest of any series or class of the Fund.

(h)	“Written Instructions” mean (i) written instructions signed by an Authorized Person (or a person reasonably believed by PFPC to be an Authorized Person) and received by PFPC or (ii) trade instructions transmitted (and received by PFPC) by means of an electronic transaction reporting system access to which requires use of a password or other authorized identifier. The instructions may be delivered electronically (with respect to sub-item (ii) above) or by hand, mail, tested telegram, cable, telex or facsimile sending device.

2.	Appointment. The Fund hereby appoints PFPC to provide accounting and blue sky services to each of the Portfolios, in accordance with the terms set forth in this Agreement. PFPC accepts such appointment and agrees to furnish such services. PFPC shall be under no duty to take any action hereunder on behalf of the Fund or any Portfolio except as specifically set forth herein or as may be specifically agreed to by PFPC and the Fund in a written amendment hereto. PFPC shall not bear, or otherwise be responsible for, any fees, costs or expenses charged by any third party service providers engaged by the Fund or by any other third party service provider to the Fund.

3.	Instructions.

(a)	Unless otherwise provided in this Agreement, PFPC shall act only upon Oral Instructions or Written Instructions.

(b)	PFPC shall be entitled to rely upon any Oral Instruction or Written Instruction it receives from an Authorized Person (or from a person reasonably believed by PFPC to be an Authorized Person) pursuant to this Agreement. PFPC may assume that any Oral Instruction or Written Instruction received hereunder is not in any way inconsistent with the provisions of organizational documents or this Agreement or of any vote, resolution or proceeding of the Fund’s Board of Directors or of the Fund’s shareholders, unless and until PFPC receives Written Instructions to the contrary.

(c)	The Fund agrees to forward to PFPC Written Instructions confirming Oral Instructions (except where such Oral Instructions are given by PFPC or a subsidiary of PFPC Worldwide Inc.) so that PFPC receives the Written Instructions by the close of business on the same day that such Oral Instructions are received. The fact that such confirming Written Instructions are not received by PFPC or differ from the Oral Instructions shall in no way invalidate the transactions or enforceability of the transactions authorized by the Oral Instructions or PFPC’s ability to rely upon such Oral Instructions.

4.	Right to Receive Advice.

(a)	Advice of the Fund. If PFPC is in doubt as to any action it should or should not take, PFPC may request directions or advice, including Oral Instructions or Written Instructions, from the Fund.

(b)	Advice of Counsel. If PFPC shall be in doubt as to any question of law pertaining to any action it should or should not take, PFPC may request advice from counsel of its own choosing (who may be counsel for the Fund, the Fund’s investment adviser or PFPC, at the option of PFPC).

(c)	No Obligation to Seek Advice. Nothing in this section shall be construed so as to impose an obligation upon PFPC (i) to seek such directions or advice or Oral Instructions or Written Instructions, or (ii) to act in accordance with such directions or advice or Oral Instructions or Written Instructions.

5.	Records; Visits.

(a)	The books and records pertaining to the Fund and the Portfolios which are in the possession or under the control of PFPC shall be the property of the Fund. The Fund and Authorized Persons shall have access to such books and records at all times during PFPC’s normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by PFPC to the Fund or to an Authorized Person, at the Fund’s expense.

(b)	PFPC shall keep the following records:

(i)	all books and records with respect to each Portfolio’s books of account;

(ii)	records of each Portfolio’s securities transactions; and

(iii)	all other books and records as PFPC is required to maintain pursuant to Rule 31a-1 of the 1940 Act in connection with the services provided hereunder.

6.

Confidentiality. Each party shall keep confidential any information relating to the other party’s business (“Confidential Information”). Confidential Information shall include (a) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of the Fund or PFPC; (b) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Fund or PFPC a competitive advantage over its competitors; (c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential. Notwithstanding the foregoing, information shall not be Confidential Information and shall not be subject to such confidentiality obligations if it: (a) is already known to the receiving party at the time it is obtained; (b) is or becomes publicly known or available through no wrongful act of the receiving party; (c) is rightfully received from a third party who, to the best of the receiving party’s good faith knowledge, is not under a duty of confidentiality; (d) is released by the protected party to a third party without restriction; (e) is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental or regulatory agency request or law; (f) is relevant to the defense of any claim or cause of action asserted against the receiving party; (g) is Fund information provided by PFPC in connection with an independent third party compliance review; (h) is necessary for PFPC to release such information in connection with the provision of services under this Agreement; or (i) has been or is independently developed or obtained by the receiving party. The provisions of this Section 6 shall survive termination of this Agreement for a period of three (3) years after such termination.

7.	Liaison with Accountants. PFPC shall act as liaison with the Fund’s independent public accountants with respect to the services provided by PFPC under this Agreement. PFPC shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to such accountants for the expression of their opinion, as required by the Fund.

8.	PFPC System. PFPC shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights utilized by PFPC in connection with the services provided by PFPC to the Fund.

9.	Disaster Recovery. PFPC shall enter into and shall maintain in effect with appropriate parties one or more agreements making reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available. In the event of equipment failures, PFPC shall, at no additional expense to the Fund, take reasonable steps to minimize service interruptions. PFPC shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided such loss or interruption is not caused by PFPC’s own willful misfeasance, bad faith, negligence or reckless disregard of its duties or obligations under this Agreement.

10.	Compensation.

(a)	As compensation for services rendered by PFPC during the term of this Agreement, the Fund, on behalf of each Portfolio, will pay to PFPC a fee or fees as may be agreed to in writing by the Fund and PFPC. Subject to payment of filing fees to PFPC in advance, PFPC will remit to the respective jurisdictions the requisite blue sky filing fees for the shares of the relevant Portfolios(s) (or classes thereof), and any fees for qualifying or continuing the qualification of any Portfolio(s) (or classes thereof). The Fund acknowledges that PFPC may receive float benefits in connection with maintaining certain accounts required to provide services under this Agreement.

(b)	The undersigned hereby represents and warrants to PFPC that (i) the terms of this Agreement, (ii) the fees and expenses associated with this Agreement, and (iii) any benefits accruing to PFPC or to the adviser or sponsor to the Fund in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, up front payments, signing payments or periodic payments made or to be made by PFPC to such adviser or sponsor or any affiliate of the Fund relating to this Agreement have been fully disclosed to the Board of Directors of the Fund and that, if required by applicable law, such Board of Directors has approved or will approve the terms of this Agreement, any such fees and expenses, and any such benefits.

(c)	Notwithstanding the limitation of liability provisions of this Agreement or the termination of this Agreement, the Fund shall remain responsible for paying to PFPC the fees set forth in the applicable fee letter.

11.	Standard of Care/Limitation of Liability.

(a)	Subject to the terms of this Section 11, PFPC shall be liable to the Fund (or any person or entity claiming through the Fund) for damages only to the extent caused by PFPC’s own willful misfeasance, bad faith, negligence or reckless disregard of its duties under this Agreement (“Standard of Care”).

(b)	PFPC’s liability to the Fund and any person or entity claiming through the Fund for any loss, claim, suit, controversy, breach or damage of any nature whatsoever arising out of or related to this Agreement and regardless of the form of action or legal theory (“Loss”) shall not exceed an amount equal to three times the fees received by PFPC for services provided hereunder during the twelve (12) months immediately prior to the date of such Loss (i.e., [fees received by PFPC for services provided under this Agreement during the 12 months immediately prior to the date of the applicable Loss] x 3); provided that PFPC’s cumulative maximum liability for all Losses arising out of or related to this Agreement shall not exceed $2,800,000.

(c)	PFPC shall not be liable for damages (including without limitation damages caused by delays, failure, errors, interruption or loss of data) occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation acts of God; action or inaction of civil or military authority; national emergencies; public enemy; war; terrorism; riot; fire; flood; catastrophe; sabotage; epidemics; labor disputes; civil commotion; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; insurrection; elements of nature; non-performance by a third party; failure of the mails; or functions or malfunctions of the internet, firewalls, encryption systems or security devices caused by any of the above.

(d)	PFPC shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy or lack thereof, of any instruction, direction, notice, instrument or other information which PFPC reasonably believes to be genuine. PFPC shall not be liable for any damages that are caused by actions or omissions taken by PFPC in accordance with Oral or Written Instructions or advice of counsel. PFPC shall not be liable for any damages arising out of any action or omission to act by any prior service provider of the Fund or for any failure to discover any such error or omission.

(e)	PFPC shall not be liable for any consequential, incidental, exemplary, punitive, special or indirect damages, whether or not the likelihood of such damages was known by PFPC.

(f)	Any claims (including the filing of a suit or, if applicable, commencement of arbitration proceedings) must be asserted by the Fund against PFPC or any of PFPC’s affiliates within the earlier of: (1) the earlier of (A) 18 months after the Fund became aware of the claim or (B) 18 months after the Board of Directors of the Fund is informed of specific facts that should have alerted it that a basis for such a claim might exist or (2) the statute of limitations applicable to such claim.

(g)	Each party shall have a duty to mitigate damages for which the other party may become responsible.

(h)	This Section 11 shall survive termination of this Agreement.

12.	Indemnification. Absent PFPC’s failure to meet its Standard of Care (defined in Section 11 above), the Fund agrees to indemnify, defend and hold harmless PFPC and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from: (a) any action or omission to act by any prior service provider of the Fund; and (b) any action taken or omitted to be taken by PFPC in connection with the provision of services to the Fund. This Section 12 shall survive termination of this Agreement.

13.	Description of Accounting Services on a Continuous Basis.

PFPC will perform the following accounting services with respect to each Portfolio:

(i)	Journalize investment, capital share, receipts and disbursements of cash, income and expense activities and all other debits and credits;

(ii)	Verify investment buy/sell trade tickets when received from the investment adviser for a Portfolio (the “Adviser”) and transmit trades to the Fund’s custodian (the “Custodian”) for proper settlement;

(iii)	Maintain individual ledgers for investment securities; maintain ledgers reflecting all asset, liability, capital, income and expense accounts maintained by PFPC pursuant to this Agreement with respect to each Portfolio, including accrued interest; maintain a trial balance of all ledger accounts maintained by PFPC pursuant to this Agreement with respect to each Portfolio;

(iv)	Maintain historical tax lots for each security;

(v)	Reconcile cash and investment balances of the Fund with the Custodian, and provide the Adviser with the beginning cash balance available for investment purposes;

(vi)	Update the cash availability throughout the day as required by the Adviser;

(vii)	Post to and prepare the Statement of Assets and Liabilities and the Statement of Operations;

(viii)	Calculate various contractual expenses (e.g., advisory and custody fees);

(ix)	Monitor the expense accruals and notify an officer of the Fund of any proposed adjustments;

(x)	Control all disbursements and authorize such disbursements upon Written Instructions;

(xi)	Calculate capital gains and losses;

(xii)	Determine net income;

(xiii)	Obtain security market quotes from independent pricing services approved by the Adviser, or if such quotes are unavailable, then obtain such prices from the Adviser, and in either case calculate the market value of each Portfolio’s investments;

(xiv)	Transmit or make available a copy of the daily portfolio valuation to the Adviser;

(xv)	Compute net asset value;

(xvi)	As appropriate, compute dividend payables, dividend factors, yields, total return, expense ratios, portfolio turnover rate, and, if requested, portfolio average dollar-weighted maturity;

(xvii)	Distribute net asset values and yields to NASDAQ (where applicable);

(xviii)	Provide accounting detail (to the extent the same is maintained by PFPC in the ordinary course of its business) for all Portfolio tax returns:

(xix)	Provide accounting reports (to the extent the same are maintained by PFPC in the ordinary course of its business) in connection with examinations by regulatory authorities; and

(xx)	Provide such monthly reports to Morningstar, Lipper and Standard & Poors as mutually agreed upon between PFPC and the Fund; provide such other periodic reports as mutually agreed upon between PFPC and the Fund.

14.	Description of Blue Sky Services on a Continuous Basis.

PFPC will monitor each Portfolio’s compliance with the amounts and conditions of each state blue sky qualification and perform appropriate blue sky filings.

In connection with blue sky filings, the Fund hereby grants PFPC a limited power of attorney on behalf of the Fund to sign all blue sky filings and other related documents in order to effect such filings. The Fund will provide PFPC a listing of all jurisdictions in which each Portfolio (and class thereof) is lawfully available for sale and in which the Fund desires PFPC to effect a blue sky filing.

15.	Duration and Termination.

(a)	This Agreement shall be effective on the date first written above and unless terminated pursuant to its terms shall continue for a period of three (3) years (the “Initial Term”).

(b)	Upon the expiration of the Initial Term, this Agreement shall automatically renew for successive terms of one (1) year (“Renewal Terms”) each, unless the Fund or PFPC provides written notice to the other of its intent not to renew. Such notice must be received not less than ninety (90) days prior to the expiration of the Initial Term or the then current Renewal Term.

(c)	In the event of termination, all expenses associated with movement of records and materials and conversion thereof to a successor service provider will be borne by the Fund and paid to PFPC prior to any such conversion.

(d)

Notwithstanding the provisions of Section 15(a) and Section 15(b) above, if a party hereto is guilty of a material failure to perform its duties and obligations hereunder (a “Defaulting Party”) the other party (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party, and if such material failure to perform shall not have been remedied within thirty (30) days after such written notice is given of such material failure to perform, then the Non-Defaulting Party may terminate this Agreement by giving thirty (30) days written notice of such termination to the Defaulting Party. In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party. For purposes solely of this Section 15(d), a “material failure to perform” on the part of

PFPC with respect to the matters referenced in Exhibit I to this Agreement means solely (1) PFPC’s failure to satisfy the same service standard enumerated in such Exhibit I for two (2) consecutive quarterly periods or (2) PFPC’s failure to satisfy any three (3) or more service standards enumerated in such Exhibit I for two (2) consecutive quarterly periods.

(e)

If the Fund gives notice to PFPC terminating it as the provider of any of the services hereunder or if the Fund otherwise terminates this Agreement before the expiration of the then-current Initial or Renewal Term (“Early Termination”): (1) PFPC shall, if requested by the Fund, make a good faith effort to facilitate a conversion to the Fund’s successor service provider, provided that PFPC does not guarantee that it will be able to effect a conversion on the date(s) requested by the Fund and (2) before the effective date of the Early Termination, the Fund shall pay to PFPC an amount equal to all fees and other amounts (“Early Termination Fee”) calculated as if PFPC were to provide all services hereunder until the expiration of the then-current Initial or Renewal Term. The Early Termination Fee shall be calculated using the average of the monthly fees and other amounts due to PFPC under this Agreement during the last three calendar months before the date of the notice of Early Termination (or if not given the date it should have been given). The Fund expressly acknowledges and agrees that the Early Termination Fee is not a penalty but reasonable compensation to PFPC for the termination of services before the expiration of the then-current Initial or Renewal Term. If the Fund gives notice of Early Termination after expiration of the specified notice period to terminate this Agreement in the ordinary course at the end of the then-current

Initial or Renewal Term, the references above to “expiration of the then-current Initial or Renewal Term” shall be deemed to mean “expiration of the Renewal Term immediately following the then-current Initial or Renewal Term.” If any of the Fund’s assets serviced by PFPC under this Agreement are removed from the coverage of this Agreement (“Removed Assets”) and are subsequently serviced by another service provider (including the Fund or an affiliate of the Fund (other than a subsidiary of PFPC Worldwide Inc.)): (1) the Fund will be deemed to have caused an Early Termination with respect to such Removed Assets as of the day immediately preceding the first such removal of assets and (2) at PFPC’s option, either (A) the Fund will also be deemed to have caused an Early Termination with respect to all non-Removed Assets as of a date selected by PFPC (PFPC will provide the Fund written notice at least thirty (30) days prior to invoking the option set forth in this sub-item (A), and during such notice period PFPC will make itself available for good faith discussions with the Fund regarding PFPC’s decision to invoke the option set forth in this sub-item (A), provided that upon the termination of such notice period PFPC shall be entitled at its sole discretion and without penalty to invoke the option set forth in this sub-item (A)) or (B) this Agreement will remain in full force and effect with respect to all non-Removed Assets.

(f)

In the event that this Agreement is terminated in accordance with the provisions of Section 15(d) above, Section 15(e) above shall be treated as if it was not a part of this Agreement (provided that the removal of assets as referenced in the preamble to the last sentence of such Section 15(e) shall not be permitted prior to the termination date of this Agreement). During the period of time (if any) that The PNC Financial Services Group, Inc. does not own 25% or more of the shares of beneficial interest of PFPC Worldwide Inc. (such ownership by The PNC Financial Services Group, Inc. may be direct or indirect), (1) Section 15(e) above shall be treated as if it was not a part of this Agreement (provided that the removal of assets as referenced in the preamble to the last sentence of such Section 15(e) shall not be permitted prior to the termination date of this Agreement) and (2) notwithstanding the provisions of Section 15(a) and Section 15(b) above either party may terminate this Agreement by giving ninety (90) days prior written notice of such termination to the other party.

16.	Notices. Notices shall be addressed (a) if to PFPC, at 301 Bellevue Parkway, Wilmington, Delaware 19809, Attention: President (or such other address as PFPC may inform the Fund in writing); (b) if to the Fund, at Two Hopkins Plaza, Baltimore, MD 21201, Attention: Jennifer Spratley, Treasurer (or such other address as the Fund may inform PFPC in writing); with copies to Jennifer E. Vollmer, Senior Counsel, The PNC Financial Services Group, Inc., 1600 Market Street, Philadelphia, PA 19103 and S. Elliott Cohan, Esq., Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036; or (c) if to none of the foregoing, at such other address as shall have been given by like notice to the sender of any such notice or other communication by the receiving party. If notice is sent by confirming telegram, cable, telex or facsimile sending device, it shall be deemed to have been given immediately. If notice is sent by first-class mail, it shall be deemed to have been given three days after it has been mailed. If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered.

17.	Amendments. This Agreement, or any term thereof, may be changed or waived only by written amendment, signed by the party against whom enforcement of such change or waiver is sought.

18.	Assignment. PFPC may assign this Agreement to any majority-owned direct or indirect subsidiary of PFPC or of The PNC Financial Services Group, Inc., provided that PFPC gives the Fund thirty (30) days prior written notice of such assignment.

19.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.	Further Actions. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

21.	Miscellaneous.

(a)	Notwithstanding anything in this Agreement to the contrary, the Fund agrees not to make any modifications to its registration statement or adopt any policies which would affect materially the obligations or responsibilities of PFPC hereunder without the prior written approval of PFPC, which approval shall not be unreasonably withheld or delayed. The scope of services to be provided by PFPC under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to the Fund, unless the parties hereto expressly agree in writing to any such increase.

(b)

During the term of this Agreement and for one year thereafter, the Fund shall not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of PFPC’s employees, and the Fund shall cause the Fund’s sponsor and the Fund’s affiliates to not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of PFPC’s employees. To “knowingly” solicit, recruit or hire within the meaning of this provision does not include, and therefore does not prohibit, solicitation, recruitment or hiring of a PFPC employee by the Fund, the Fund’s sponsor or an affiliate of the Fund if the PFPC employee was identified by such entity solely as a result of (i) the PFPC employee’s response to a general advertisement by such entity in a publication of trade or industry interest or other similar general solicitation by such entity (including the general posting by such entity of job opportunities on an internet job posting site) or (ii) the PFPC employee’s response to an internal job posting by such entity on The PNC Financial Services Group, Inc.’s internal job posting system.

(c)	Except as expressly provided in this Agreement, PFPC hereby disclaims all representations and warranties, express or implied, made to the Fund or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose or otherwise (irrespective of any course of dealing, custom or usage of trade), of any services or any goods provided incidental to services provided under this Agreement. PFPC disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.

(d)	This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof, provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. Notwithstanding any provision hereof, the services of PFPC are not, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Fund or any other person.

(e)	The Fund will provide such information and documentation as PFPC may reasonably request in connection with services provided by PFPC to the Fund.

(f)	This Agreement shall be deemed to be a contract made in Delaware and governed by Delaware law, without regard to principles of conflicts of law.

(g)	This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as may be explicitly stated in this Agreement, (i) this Agreement is not for the benefit of any other person or entity and (ii) there shall be no third party beneficiaries hereof.

(h)	The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

(i)

To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution on or after October 1, 2003. Certain of PFPC’s affiliates are financial institutions, and PFPC may, as a matter of policy, request (or may have already requested) the Fund’s name, address and taxpayer identification number or other government-issued identification number, and, if such party is a natural person, that party’s date of birth. PFPC may also ask (and may have already asked) for additional identifying information, and PFPC may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements.

(j)	Prior to outsourcing to offshore locations any of the services to be provided to the Fund under the terms of this Agreement, PFPC shall first furnish such information as may reasonably be requested by the Fund to evaluate whether, and the extent to which, the relevant activities are appropriate for outsourcing beyond national borders. PFPC shall not proceed with outsourcing to any offshore locations any of the services to be provided to the Fund under the terms of this Agreement without first obtaining the written consent of the Fund (which consent shall not be unreasonably withheld or delayed).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

PFPC INC.

By:	/s/ Jay F. Nusblatt
Name:	Jay F. Nusblatt
Title:	Senior Vice President

PNC FUNDS, INC.

By:	/s/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

EXHIBIT A

THIS EXHIBIT A, dated as of February 11, 2008 is Exhibit A to that certain Accounting and Blue Sky Services Agreement dated as of February 11, 2008 between PFPC Inc. and PNC Funds, Inc.

PORTFOLIOS

PNC Growth & Income

PNC Equity Income

PNC Equity Growth

PNC Capital Opportunities

PNC International Equity

PNC Diversified Real Estate

PNC Limited Maturity Bond

PNC Total Return Bond

PNC Maryland Tax-Exempt Bond

PNC Tax-Exempt Limited Maturity Bond

PNC National Tax-Exempt Bond

PNC Prime Money Market

PNC Government Money Market

PNC Tax-Exempt Money Market

EXHIBIT I

1.	Number of accurate NAVs calculated divided by the total number of NAVs calculated (excluding Money Market Funds): 99.5%

•	“NAV” for this purpose is class net assets divided by total class shares outstanding.
An NAV is not accurate if, upon recalculation, the change in the NAV is greater than a full penny.

•	Each NAV error for a given day is treated as a single NAV error.

2.	Number of accurate NAVs reported to NASDAQ divided by number of total NAVs required to be reported to NASDAQ (excluding Money Market Funds): 99.5%

•	“NAV” for this purpose is class net assets divided by total class shares outstanding.
An NAV is not accurate if, upon recalculation, the change in the NAV is greater than a full penny.

•	Each NAV error for a given day is treated as a single NAV error.

3.	Number of accurate yield and dividend factor calculations divided by the total number of yield and dividend factor calculations: 99.5%

•	Each calculation error for a given day is treated as a single calculation error.

4.	Number of total return and after-tax return calculations divided by the total number of total return and after-tax total return calculations: 99.5%

•	Each calculation error for a given day is treated as a single calculation error.

5.	Accurate and timely cash availability reports (CAR) to the Adviser (determined by dividing the number of accurate and timely CARs by the number of CARs required to be provided): 99.5%

•	Timely CAR means, notwithstanding any other clause to the contrary, delivery reasonably controllable by PFPC by 10:30 a.m. Eastern Time.

•	Accurate CAR means errors reasonably controllable by PFPC that resulted in an overdraft to the Portfolios.

*	Measurements are determined based on all Portfolios in the aggregate.

*	Measurements are determined on a quarterly basis.

*	An inability to meet a service standard where the inability relates to a matter beyond PFPC’s reasonable control is not categorized as a failure to satisfy that service standard.

*	A particular instance of non-performance will relate to only one enumerated service standard determined by PFPC and not to multiple enumerated service standards.

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